



Aaron Olson · 2nd

Co-Founder at NovoMoto

Madison, Wisconsin · 500+ connections · **Contact info**

 NovoMoto

University of Wisconsin-Madison

Experience

Co-Founder
NovoMoto
Nov 2015 – Present · 4 yrs 2 mos
Madison, WI, and Democratic Republic of Congo

Alumni
NASA Academy
2009 – Present · 10 yrs



Graduate Fellow and Research Assistant
University of Wisconsin-Madison Fusion Technology Institute
Jun 2012 – Oct 2018 · 6 yrs 5 mos
Madison, WI

I am researching the acquisition of energy, life support, and propellant volatile resources from lunar soil

Engineer: UW-Madison FIRCE Team
NASA Zero-Gravity Systems Engineering Educational Discovery (SEED) Program
Jan 2012 – Apr 2012 · 4 mos
Houston, TX

-Developed an automated dust cleaning mechanism to clean regolith off of orthofabric and polycarbonate for the Field-Integrated Regolith Cleaning Experiment (FIRCE)
-Flew with and operated the experiment in microgravity

Specialist: Crew 110
Mars Desert Research Station
Jan 2012 · 1 mo
San Rafael Swell, UT

-Developed a 3-D model of the area surrounding the research station for more efficient robotic traverses and participated in habitability studies as a member of the station's 110th crew

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Education

University of Wisconsin-Madison
Doctor of Philosophy - PhD, Engineering Mechanics
2012 – 2018

University of Wisconsin-Madison

Master of Science (M.S.), Engineering Mechanics
2012 – 2014

University of Wisconsin-Madison
Bachelor of Science (B.S.), Mechanical Engineering
2007 – 2012
Activities and Societies: SEDS, 2011-2012 President NASA Academy Alumni Association
Executive Council, 2010 Vice President of Finance AIAA Student Chapter, 2011-2012 Vice
President NSBE, 2011-2012 Student Competitions Chairman Chi Psi Fraternity, 2009-2010
Philanthropy Chairman Haunted Lodge philanthropy event, Founder NASA Academy Leadership
Coaching, 2009 Participant African Student Association, Member

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Skills & Endorsements

Matlab · 18

Endorsed by **Cheng Liu, who is highly skilled at this**

Endorsed by **9 of Aaron's colleagues at University of Wisconsin-Madison**

Microsoft Office · 10

Endorsed by **5 of Aaron's colleagues at University of Wisconsin-Madison**

ANSYS · 5

Endorsed by **2 of Aaron's colleagues at University of Wisconsin-Madison**

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